[Cahill Gordon & Reindel LLP Letterhead]

(212) 701-3000

August 19, 2010

VIA EDGAR TRANSMISSION AND

FACSIMILE TRANSMISSION TO (703) 813-6963

John Reynolds

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	International CCE Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed August 4, 2010
File No. 333-167067

Amendment No. 2 to Schedule 13E-3 relating to
Coca-Cola Enterprises Inc.
Filed August 4, 2010
File No. 005-38029

Dear Mr. Reynolds:

We hereby submit responses to the comments of the Staff regarding the above-referenced filings as set forth in your letter dated August 13, 2010 (the “Comment Letter”) on behalf of Coca-Cola Enterprises Inc. (the “Company” or “CCE”) and International CCE Inc. (“New CCE”), and to the extent the responses indicate they are responses of The Coca-Cola Company (“TCCC”) and Cobalt Subsidiary LLC (“Merger Sub”), on behalf of TCCC and Merger Sub. Additionally, New CCE files herewith, via EDGAR, Amendment No. 3 to the Registration Statement on Form S-4, originally filed with the Commission on May 25, 2010 (the “Registration Statement”),

and the filing persons that are signatories thereto file Amendment No. 3 to the Schedule 13E-3 originally filed with the Commission on May 25, 2010 (the “Schedule 13E-3”). These amendments reflect the responses to the comments of the Staff as set forth in the Comment Letter.

Set forth below are the Staff’s comments contained in the Comment Letter and immediately following each comment is the response.

We are available at your convenience to discuss any comments or questions. Thank you in advance for your consideration.

Registration Statement on Form S-4

Background of the Merger, page 18

1.	We note the revised disclosure in the third paragraph on page 27 regarding a cash payment to shareholders and your response to prior comment eight that “either form of payment would result in providing an equivalent amount of cash to shareowners.” It appears that, to the extent cash payments are funded by the entity to be split off—instead of by TCCC—the “short- and long-term benefits” considered important by the ATC as described in the second to last paragraph on page 23 would be significantly different. Please revise or advise.

Response: The “short- and long-term benefits” discussed on page 23 and referenced by the Staff are only referring to the benefits to CCE shareowners due to receiving the $10.00 per share cash payment – the short-term benefit – and the shares of New CCE – the long-term benefit – respectively. As disclosed in the fifth paragraph on page 25 of the Registration Statement, during the course of discussion of a possible transaction, TCCC took the position that it would only be willing to consider a transaction that did not include a payment of cash consideration by TCCC. As a result, the impact of a source of funds other than New CCE for the cash component that CCE shareowners will receive, was not a factor underlying the Affiliated Transaction Committee’s analysis of short and long-term benefits to CCE’s shareowners to be derived from the transaction. As the nature of the short- and long-term benefits – cash and shares – are described in the disclosure on page 27, no changes have been made in the disclosure.

Certain Forecasts, page 46

2.	We note your response to comment 12 in our letter dated July 26, 2010, but we are unable to locate your revision. Please revise to disclose what role, if any, TCCC, its directors, officers or any other filing person played in formulating the forecasts.

Response: The Company has revised the Registration Statement at page 47 in response to the Staff’s comment.

Opinion of the CCE Affiliated Transaction Committee’s Financial Advisor, page 47

3.	We note your response to comment 14 in our letter dated July 26, 2010. Please revise to address the reasoning behind the use of implied values as described in the third paragraph of your response.

Response: The Company has revised the Registration Statement at pages 50, 56 and 61 in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information of New CCE, page 159

4.	We note your response to comment 20 of our letter dated July 26, 2010. Please confirm our understanding that you expect to terminate the New CCE non-qualified defined benefit plan at the close of the Merger as stated in your response to comment 67 of our letter dated June 22, 2010. Also tell us if the plan termination will result in a settlement, curtailment, or negative plan amendment or more than one and, if so, how you considered Rule 11-02 of Regulation S-X, as applicable, in determining whether to provide pro forma adjustments for any material effects from the plan termination.

Response: New CCE confirms that it expects to terminate the non-qualified defined benefit plan shortly after the Merger. The termination of this plan will result in both a settlement and curtailment. In accordance with Rule 11-02 of Regulation S-X, the Company has not included any adjustments as a result of the settlement or curtailment as these items will not have an ongoing effect on New CCE’s Statement of Operations. Additionally, the impact of the curtailment and settlement is not considered material to the overall financial statements.

The Company has revised the Registration Statement at footnote (d) on page 162 to reflect this information.

Employment Agreements, page 200

5.	We note that New CCE intends to enter into employment agreements that will become effective upon completion of the merger. To the extent these agreements will not be signed before the registration statement is declared effective, please file the agreements in preliminary form as exhibits to the registration statement.

Response: Preliminary forms of the employment agreements discussed in the Registration Statement are being filed as exhibits thereto.

* * * * *

Comments or questions regarding these matters may be directed to Daniel Zimmerman by facsimile at (212) 378-2454 or by telephone at (212) 701-3777, Helene Banks at (212) 701-3439 or Jonathan Mark at (212) 701-3100.

Very truly yours,

/s/ Helene R. Banks
Helene R. Banks

cc:	John R. Parker, Jr. (Coca-Cola Enterprises Inc.)

Martha E. McGarry (Skadden, Arps, Slate, Meagher & Flom LLP)

Sean C. Doyle (Skadden, Arps, Slate, Meagher & Flom LLP)

Gerard M. Meistrell (Cahill Gordon & Reindel LLP)

Jonathan I. Mark (Cahill Gordon & Reindel LLP)